

07006244

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# [A]NNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| ~~8-9312~~ 8-66794 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04-01-06 (MM/DD/YY) AND ENDING 03-31-07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NUNAMI SERVICES, ~~INC.~~ LLC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 17th Street, Suite 570
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Parks (303) 914-2819
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) ENGLEWOOD, CO (City) (State) 80237 (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 29 2007
WASH. D.C.
200

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, James C. Parks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nunami Services, LLC., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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James C. Parks
Signature

FINOP
Title

Renee Schaller
Notary Public
My Commission Expires: 12/1/07

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NUNAMI SERVICES, LLC
**(A Development Stage Company)**

**Financial Statements**
**and**
**Independent Auditors' Report**
**March 31, 2007**

EKS&H

EHRHARDT ◦ KEEFE
STEINER ◦ HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

**NUNAMI SERVICES, LLC**
**(A Development Stage Company)**

## Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

# INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
Nunami Services, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Nunami Services, LLC (a development stage company) as of March 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended and for the period October 15, 2004 (inception), to March 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nunami Services, LLC as of March 31, 2007, and the results of its operations and its cash flows for the year then ended and for the period October 15, 2004 (inception), to March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

May 8, 2007
Denver, Colorado

**NUNAMI SERVICES, LLC**
**(A Development Stage Company)**

**Statement of Financial Condition**
**March 31, 2007**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 10,519 |
| Accounts receivable | | - |
| Prepaid expenses | | 1,632 |
| Clearing deposit | | 10,000 |
| Total assets | $ | 22,151 |
| **Liabilities and Member's Equity** | | |
| Accounts payable and accrued liabilities | $ | 654 |
| Commitments and contingencies | | |
| Member's equity | | 21,497 |
| Total liabilities and member's equity | $ | 22,151 |

See notes to financial statements.

**NUNAMI SERVICES, LLC**
**(A Development Stage Company)**

**Statements of Operations**

| | Year Ended March 31, 2007 | October 15, 2004 (Inception) to March 31, 2007 |
|---|---|---|
| Operating expenses | | |
| Consulting | $ 21,600 | $ 33,100 |
| Accounting and legal | 8,297 | 8,297 |
| Registration and other fees | 6,161 | 7,589 |
| Rent | 2,814 | 4,614 |
| Other | 1,412 | 2,414 |
| Telephone | 590 | 1,489 |
| Total operating expenses | 40,874 | 57,503 |
| Net loss | $ (40,874) | $ (57,503) |

See notes to financial statements.

**NUNAMI SERVICES, LLC**
**(A Development Stage Company)**

**Statement of Changes in Member's Equity**
**For the Period From October 15, 2004 (Inception) to March 31, 2007**

| | |
|---|---|
| Balance - October 15, 2004 - inception | $ - |
| Contribution by member | 1,000 |
| Net loss | (60) |
| Balance - March 31, 2005 | 940 |
| Contributions by member | 52,000 |
| Net loss | (16,569) |
| Balance - March 31, 2006 | 36,371 |
| Contributions by member | 26,000 |
| Net loss | (40,874) |
| Balance - March 31, 2007 | $ 21,497 |

See notes to financial statements.

**NUNAMI SERVICES, LLC**
**(A Development Stage Company)**

**Statements of Cash Flows**

| | Year Ended March 31, 2007 | October 15, 2004 (Inception) to March 31, 2007 |
|---|---|---|
| Cash flows from operating activities | | |
| Net loss | $ (40,874) | $ (57,503) |
| Adjustments to reconcile net loss to net cash provided by operating activities | | |
| Consulting services contributed by member | 6,000 | 11,500 |
| Changes in assets and liabilities | | |
| Accounts receivable | 13 | - |
| Prepaid expenses | (211) | (1,632) |
| Clearing deposit | - | (10,000) |
| Accounts payable and accrued liabilities | 579 | 654 |
| | 6,381 | 522 |
| Net cash used in operating activities | (34,493) | (56,981) |
| Cash flows from financing activities | | |
| Contributed capital | 20,000 | 67,500 |
| Net cash provided by financing activities | 20,000 | 67,500 |
| Net (decrease) increase in cash | (14,493) | 10,519 |
| Cash - beginning of period | 25,012 | - |
| Cash - end of period | $ 10,519 | $ 10,519 |

See notes to financial statements.

**NUNAMI SERVICES, LLC**
**(A Development Stage Company)**

**Notes to Financial Statements**

## Note 1 - Description of Business and Summary of Significant Accounting Policies

Nunami Services, LLC (the Company) was formed on October 15, 2004, as a Delaware limited liability company operating as a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act). The Company is 100% owned by Nunami, Inc. (a Delaware Corporation). The Company's principal business will consist of providing stock loan services to hedge fund borrowers and beneficial owner lenders. The Company also intends to offer automated trade execution services, often referred to as Direct Market Access.

Once the Company commences operations, the Company intends to operate pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Act and will not carry customer accounts or clear customer transactions. Accordingly, all such transactions will be executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that the clearing broker will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act and will perform all services customarily incident thereto. All customer funds and securities received, if any, will be promptly transmitted directly to the clearing broker. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company's activities have been limited to organization and to obtaining its license to conduct business as a registered broker-dealer under the rules and regulations under the National Association of Securities Dealers (NASD). As the Company's principal business has not commenced, the Company is considered to be in the development stage.

### Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of March 31, 2007.

### Concentrations of Credit Risk and its Clearing Deposit

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and the clearing deposit. The Company places its temporary cash investments with what management believes are high-credit quality financial institutions.

### Clearing Deposit

Clearing deposit includes $10,000 deposited with the Company's clearing broker to offset risks assumed by the clearing broker related to clearing and settling securities and cash transactions on behalf of the Company.

## Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

### Income Taxes

The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's member and no provision for income taxes has been recorded in the accompanying financial statements.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 - Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At March 31, 2007, the Company had net capital of $14,865, in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

# ACCOMPANYING INFORMATION

## NUNAMI SERVICES, LLC
## (A Development Stage Company)

### Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission
### March 31, 2007

| | | |
|---|---|---|
| **Net Capital** | | |
| Total member's equity | $ | 21,497 |
| Additions/(deductions) | | |
| Prepaid expenses | | (1,632) |
| Net capital | $ | 19,865 |
| **Aggregate Indebtedness** | | |
| Accounts payable and accrued liabilities | $ | 654 |
| Total aggregate indebtedness | $ | 654 |
| **Computation of Basic Net Capital Requirements** | | |
| Required minimum net capital | $ | 5,000 |
| Capital in excess of minimum requirement | $ | 14,865 |
| Ratio of aggregate indebtedness to net capital | | 0.03 |

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of March 31, 2007 and the audited computation above.

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E.Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Member
Nunami Services, LLC
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Nunami Services, LLC (the Company) for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



*with offices in*
• DENVER & FORT COLLINS •
www.EKSH.com

Board of Directors and Member
Nunami Services, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted that,the following matters involving the control environment and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Nunami Services, LLC, as of and for the year ended March 31, 2007, and this report does not affect our report thereon dated May 8, 2007. Due to the Company having very limited operations, there are not adequate segregation of duties within the accounting processes of the Company to allow for an adequate control environment.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives, except as described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

May 8, 2007
Denver, Colorado

END